FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-11960

AstraZeneca PLC
Enhertu granted Priority Review for HER2-low mBC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Ultomiris recommended for EU approval for gMG

25 July 07:05 BST

Ultomiris recommended for approval in the EU by CHMP for the treatment of adults with generalised myasthenia gravis

First and only long-acting C5 complement inhibitor showed early effect and demonstrated clinical improvement in activities of daily living

Ultomiris (ravulizumab) has been recommended for marketing authorisation in the European Union (EU) as an add-on to standard therapy for the treatment of adult patients with generalised myasthenia gravis (gMG) who are anti-acetylcholine receptor (AChR) antibody-positive. If authorised, Ultomiris would be the first and only approved long-acting C5 complement inhibitor for the treatment of AChR antibody-positive gMG in the EU.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on results from the CHAMPION-MG Phase III trial.

In this trial, Ultomiris was superior to placebo in the primary endpoint of change from baseline in the Myasthenia Gravis-Activities of Daily Living Profile (MG-ADL) total score at Week 26, a patient-reported scale that assesses patients' abilities to perform daily activities.1

gMG is a rare, debilitating, chronic, autoimmune neuromuscular disease that leads to a loss of muscle function and severe weakness.2 The diagnosed prevalence of gMG in the EU is estimated at approximately 89,000.3-9

Renato Mantegazza, Professor at the Department of Neuroimmunology and Neuromuscular Diseases, Fondazione IRCCS Istituto Neurologico Carlo Besta, Milan, Italy, and CHAMPION-MG trial investigator, said: "gMG is a rare and complex disorder that requires early, consistent and reliable intervention. This positive recommendation offers hope to the community for an effective long-acting option that will require fewer treatments each year and help improve disease management."

Marc Dunoyer, Chief Executive Officer, Alexion, said: "This recommendation is a major milestone in our commitment to help a broader range of gMG patients, including those with milder symptoms, and expand access to Ultomiris. As we listen to the patient community, we're focused on understanding and meeting the needs of gMG patients, providing them with effective and accessible treatment options, and the positive opinion is a great step forward."

In CHAMPION-MG, the safety profile of Ultomiris was comparable to placebo and consistent with that observed in Phase III trials of Ultomiris in paroxysmal nocturnal haemoglobinuria (PNH) and atypical haemolytic uraemic syndrome (aHUS). The most common adverse drug reactions are diarrhoea, upper respiratory tract infection, nasopharyngitis and headache.1

The CHMP recommended approval as an add-on to standard therapy for the treatment of adult patients with gMG who are AChR antibody-positive.

Ultomiris was approved in the US for adults with gMG who are AChR antibody-positive in April 2022, and regulatory reviews are ongoing in additional countries, including Japan.

Notes

gMG
gMG is a rare autoimmune disorder characterised by loss of muscle function and severe muscle weakness.2

Eighty percent of people with gMG are AChR antibody positive meaning they produce specific antibodies (anti-AChR) that bind to signal receptors at the neuromuscular junction (NMJ), the connection point between nerve cells and the muscles they control.2,4,5,10,11 This binding activates the complement system, which is essential to the body's defence against infection, causing the immune system to attack the NMJ.2 This leads to inflammation and a breakdown in communication between the brain and the muscles.2

gMG can occur at any age, but it most commonly begins for women before the age of 40 and for men after the age of 60.12-14 Initial symptoms may include slurred speech, double vision, droopy eyelids and lack of balance; these can often lead to more severe symptoms as the disease progresses such as, impaired swallowing, choking, extreme fatigue and respiratory failure.15,16

CHAMPION-MG
The global Phase III randomised, double-blind, placebo-controlled, multicentre 26-week trial evaluated the safety and efficacy of Ultomiris in adults with gMG. The trial enrolled 175 patients across North America, Europe, Asia-Pacific and Japan. Participants were required to have a confirmed myasthenia gravis diagnosis at least six months prior to the screening visit with a positive serologic test for anti-AChR antibodies, MG-ADL total score of at least 6 at trial entry and Myasthenia Gravis Foundation of America Clinical Classification Class II to IV at screening. Patients could stay on stable standard of care medicines, with a few exceptions, for the duration of the randomised control period.17

Patients were randomised 1:1 to receive Ultomiris or placebo for a total of 26 weeks. Patients received a single weight-based loading dose on Day 1, followed by regular weight-based maintenance dosing beginning on Day 15, every eight weeks. The primary endpoint of change from baseline in the MG-ADL total score at Week 26 was assessed along with multiple secondary endpoints evaluating improvement in disease-related and quality-of-life measures.

Patients who completed the randomised control period were eligible to continue into an open-label extension period evaluating the safety and efficacy of Ultomiris, which is ongoing.

Ultomiris
Ultomiris (ravulizumab), the first and only long-acting C5 complement inhibitor, offers immediate, complete and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks in adult patients, following a loading dose.

Ultomiris is approved in the US for the treatment of certain adults with gMG.

Ultomiris is also approved in the US, EU and Japan for the treatment of certain adults and children with PNH.

Additionally, Ultomiris is approved in the US, EU and Japan for certain adults and children with aHUS to inhibit complement-mediated thrombotic microangiopathy.

As part of a broad development programme, Ultomiris is being assessed for the treatment of additional haematology and neurology indications.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Ultomiris (ravulizumab-cwvz) US prescribing information; 2022.
2.   Howard, J. F., (2017). Myasthenia gravis: the role of complement at the neuromuscular junction. Annals of The New York Academy of Sciences, 1412(1), 113-128.
3.   Westerberg E, Punga AR. Epidemiology of Myasthenia Gravis in Sweden 2006-2016. Brain Behav. 2020;10:e01819. https://doi.org/10.1002/brb3.1819
4.   Anil, R., Kumar, A., Alaparthi, S., Sharma, A., Nye, JL., Roy, B., O'Connor, KC., Nowak, R., (2020). Exploring outcomes and characteristics of myasthenia gravis: Rationale, aims and design of registry - The EXPLORE-MG registry. J Neurol Sci. 2020 Jul 15;414:116830.
5.   Oh SJ., (2009). Muscle-specific receptor tyrosine kinase antibody positive myasthenia gravis current status. Journal of Clinical Neurology. 2009b Jun 1;5(2):53-64.
6.   Fang, F., Sveinsson O., Thormar G., Granqvist M., Askling J., Lundberg IE., Ye W., (2015). The autoimmune spectrum of myasthenia gravis: a Swedish population-based study. J Intern Med 2015; 277:594-604.
7.   Lefter, S., Hardiman, O., Ryan, A., (2017). A population-based epidemiologic study of adult neuromuscular disease in the Republic of Ireland. Neurology 2017;88:304-313.
8.   Pallaver, F., Riviera, AP., Piffer, S., Ricciardi, R., Roni, R., Orrico, D., Bonifati, DM., (2011). Change in Myasthenia Gravis Epidemiology in Trento, Italy, after Twenty Years. Neuroepidemiology 2011;36:282-287.
9.   Santos, E., Coutinho, E., Moreira, I., et.al., (2016). Epidemiology of Myasthenia Gravis in Northern Portugal: Frequency Estimates and Clinical Epidemiological Distribution of Cases. Muscle Nerve 2016; 54: 413-421.
10.  Tomschik, M., Hilger, E., Rath, J., Mayer, EM., Fahrner, M., Cetin, H., Löscher, W., Zimprich, F., (2020). Subgroup stratification and outcome in recently diagnosed generalized myasthenia gravis. Neurology. 2020 Sep 8;95(10):e1426-e1436.
11.  Hendricks, TM., Bhatti, MT., Hodge, D., Chen, J., (2019). Incidence, Epidemiology, and Transformation of Ocular Myasthenia Gravis: A Population-Based Study. Am J Ophthalmol. 2019 Sep;205:99-105.
12.  Myasthenia Gravis. National Organization for Rare Disorders (NORD). Available here. Accessed March 2022.
13.  Howard, J. F., (2015). Clinical Overview of MG. Available here. Accessed March 2022.
14.  Sanders, D. B., Raja, S. M., Guptill J. T., Hobson-Webb, L. D., Juel, V. C., & Massey, J. M., (2020). The Duke myasthenia gravis clinic registry: I. Description and demographics. Muscle & Nerve, 63(2), 209-216.
15.  Myasthenia Gravis Fact Sheet. (2020, April 27). National Institutes of Neurological Disorders and Stroke. Available here. Accessed March 2022.
16.  Ding, J., Zhao, S., Ren, K., Dang, D., Li, H., Wu, F., Zhang, M., Li, Z., & Guo, J., (2020). Prediction of generalization of ocular myasthenia gravis under immunosuppressive therapy in Northwest China. BMC Neurology, 20(238).
17.  ClinicalTrials.gov. Safety and Efficacy Study of Ravulizumab in Adults With Generalized Myasthenia Gravis. NCT Identifier: NCT03920293. Available here. Accessed March 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 July 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary